UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Bill Barrett Corporation

(Exact name of registrant as specified in its charter)

Delaware	80-0000545

(Jurisdiction of Incorporation	(I.R.S. Employer Identification No.)
or Organization)

1099 18th Street, Suite 2300
Denver, Colorado 80202	80202

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: 333-114554

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered
Common Stock, $.001 par value	New York Stock Exchange

Series A Junior Participating Preferred Stock Purchase Rights	New York Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered
Item 2. Exhibits.
SIGNATURE
EXHIBIT INDEX
Certificate of Designation of Series A
Specimen Certificate of Common Stock
Right Agreement

EXPLANATORY NOTE

     This Amendment No. 1 amends and restates in its entirety the Registration Statement on Form 8-A (File No. 001-32367) of Bill Barrett Corporation (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2004. This Amendment No. 1 is being filed solely to reflect the declaration of the dividend of the preferred stock purchase rights immediately following the consummation of the Company’s initial public offering of its common stock, pare value $0.001 per share (the “Common Stock”), on December 15, 2004.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

Common Stock

     A description of the common stock of Bill Barrett Corporation (the “Company”), par value $0.001 per share (the “Common Stock”), is set forth under and incorporated by reference from the “Description of Capital Stock—Common Stock” section of the prospectus included in the Company’s Registration Statement on Form S-1 (File No. 333-114554) originally filed with the Commission on April 16, 2004, as amended (the “33 Act Registration Statement”).

Preferred Stock Purchase Rights

     On March 30, 2004, the Board of Directors of the Company (the “Board”) approved the implementation of a shareholder rights plan. On October 8, 2004, in connection with the implementation of the shareholder rights plan, the Board authorized a committee of the Board to declare a dividend of one preferred share purchase right (a “Right”) for each outstanding share of Common Stock (the “Common Shares”), immediately following consummation of the Company’s initial public offering of its Common Shares (the “Initial Public Offering”) to the holders of record of its issued and outstanding Common Shares at the close of business on that date. The authorized committee of the Board declared a dividend effective immediately following consummation of the Initial Public Offering on December 15, 2004, of one Right for each outstanding Common Share outstanding to the stockholders of record on that date (the “Record Date”).

     Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Preferred Shares”), of the Company, at a price of $150 per one one-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated December 15, 2004 (the “Rights Agreement”) between the Company and Mellon Investor Services LLC, as Rights Agent (the “Rights Agent”). The Rights Agreement is attached as Exhibit 4.1 to this Amendment No. 1 and is incorporated herein by reference. The following description of the rights is qualified by reference to the Rights Agreement.

     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or, in the case of a Grandfathered Stockholder or a Second Tier Grandfathered Stockholder, respectively, such percentage as is specified in the Rights Agreement, or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or, in the case of a Grandfathered Stockholder or a Second Tier Grandfathered Stockholder, respectively, such percentage as is specified in the Rights Agreement, or more of the outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on June 30, 2014 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the

Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1,000 times the aggregate payment made per Common Share. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

     From and after the time any Person becomes an Acquiring Person, if the Rights evidenced by this Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.

     In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the date a Person becomes an Acquiring Person, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

     At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired. However, the Rights generally should not interfere with any merger or other business combination approved by the Board of Directors.

Item 2. Exhibits.

Exhibit
Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of Bill Barrett Corporation (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the Commission on December 20, 2004).

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation.

3.3	Bylaws of Bill Barrett Corporation (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the Commission on December 20, 2004).

4.1	Specimen Certificate of Common Stock.

4.2	Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-114554)).

4.3	Registration Rights Agreement dated September 1, 2004 among Bill Barrett Corporation, Bill Barrett Properties Inc., Bill Barrett Production Company and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-114554)).

4.4	Rights Agreement dated as of December 15, 2004 by and between the Company and Mellon Investor Services LLC.

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

BILL BARRETT CORPORATION
By:	/s/ Francis B. Barron
Francis B. Barron
Senior Vice President—General Counsel and Secretary

Date: December 20, 2004

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits
3.1	Restated Certificate of Incorporation of Bill Barrett Corporation (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the Commission on December 20, 2004).

3.2	Certificate of Designations of Series A Junior Participating Preferred Stock of Bill Barrett Corporation.

3.3	Bylaws of Bill Barrett Corporation (incorporated by reference to Exhibit 3.4 to the Current Report on Form 8-K filed with the Commission on December 20, 2004).

4.1	Specimen Certificate of Common Stock.

4.2	Registration Rights Agreement, dated March 28, 2002, among Bill Barrett Corporation and the investors named therein (incorporated by reference to Exhibit 4.2 of Amendment No. 2 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-114554)).

4.3	Registration Rights Agreement dated September 1, 2004 among Bill Barrett Corporation, Bill Barrett Properties Inc., Bill Barrett Production Company and Goldman Sachs Credit Partners L.P. (incorporated by reference to Exhibit 4.4 of Amendment No. 3 to the Company’s Registration Statement on Form S-1 (SEC File No. 333-114554)).

4.4	Rights Agreement dated as of December 15, 2004 by and between the Company and Mellon Investor Services LLC.